

We take care




OVATI




of people

Walgreens

2005 Annual Report

Walgreens, one of the fastest growing retailers in the United States, leads the chain drugstore industry in sales and profits. Guided by a tradition of trust since 1901, we are committed to steady, long-term profitable growth. Our strategy is to be the nation's most convenient and technically advanced provider of prescription drugs, basic needs and managed care services.

2005 Highlights

- We opened 435 new stores for a total of 4,953 Walgreens in 45 states and Puerto Rico.
- We filled 490 million prescriptions – 15 percent of the U.S. retail market. Pharmacy is 64 percent of our business.
- Our drugstores serve 4.4 million customers daily and average $8.3 million in annual sales per store. That's $747 per square foot, among the highest in the drugstore industry.
- Walgreens has 179,000 employees and approximately 750,000 shareholders. We added 15,700 jobs in fiscal 2005.
- Walgreens digital photo service now offers customers the ability to upload photos from home and pick up their prints at nearly any store chainwide in one hour.
- Walgreens ranks No. 1 among food and drug stores on *Fortune* magazine's Most Admired Companies in America list. We also rank 38th on the *Fortune 500* list of the largest U.S.-based companies.
- *Barron's* magazine lists Walgreens as one of the top 10 "most respected" companies in the world.

About the Cover

We care for people like (from left to right) shareholder Phuong Herrera with son Jaden; pharmacy patient Karen Wood; Ovations executives Tom Paul and Lois Quam; Walgreens pharmacist Lachell Wardell; photo customers Nathaniel and Eddie Sanchez and Haydes Gonzalez; and Mayor Spence Broadhurst of Wilmington, North Carolina. See their stories in our Operations Report.








Financial Highlights

For the years ended August 31, 2005 and 2004 (In Millions, except per share data)

	2005	2004	Increase
Net Sales	$ 42,201.6	$ 37,508.2	12.5%
Net Earnings	$ 1,559.5	$ 1,349.8	15.5%
Net Earnings per Common Share (diluted)	$ 1.52	$ 1.31	16.0%
Shareholders' Equity	$ 8,889.7	$ 8,139.7	9.2%
Return on Average Shareholders' Equity	18.3%	17.7%	
Closing Stock Price per Common Share	$ 46.33	$ 36.45	
Total Market Value of Common Stock	$ 46,956.0	$ 37,299.0	
Dividends Declared per Common Share	$ .22	$ .18	
Average Shares Outstanding (diluted)	1,028.3	1,031.8	

Company Highlights

		2005	2004	2003	2002	2001
Drugstores	Openings					
	New Stores	**432**	425	430	471	473
	Acquisitions	**3**	11	—	—	1
	Closings	**64**	81	86	108	119
	Net Openings	**371**	355	344	363	355
	Stores *(1)*	**4,953**	4,582	4,227	3,883	3,520
	Sales Area *(2)*	**55,387**	50,927	46,734	42,672	38,226
Product Class Sales	Prescription Drugs	**64%**	63%	62%	60%	58%
	Non-prescription Drugs *(3)*	**11%**	12%	12%	11%	12%
	General Merchandise *(3)*	**25%**	25%	26%	29%	30%

(1) Includes 29 pharmacy-only locations, three mail service facilities and stores closed as of August 31, 2005, due to Hurricane Katrina.
(2) In thousands of square feet.
(3) Based on store scanning information.

Walgreens Stock Performance

Fiscal year-end closing price per share in dollars
Prices are adjusted for two-for-one stock splits in 1999 and 1997



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David W. Bernauer *(left)*
Chairman and Chief Executive Officer

Jeffrey A. Rein *(right)*
President and Chief Operating Officer

Questions and Answers for Shareholders

November 14, 2005

Hurricane Katrina collided with the close of Walgreens 2005 fiscal year, walloping our strong Louisiana and Mississippi Gulf Coast markets. On its heels was Rita, which disrupted business throughout southeast Texas and Louisiana for several days and raised havoc in a few small Walgreen markets.

We begin our annual report message with hurricanes because we believe you, as a shareholder, should understand the firepower our people mustered in the face of both Katrina and Rita to meet the greatest operational challenge in our 104-year history. Our goals were two: take care of our people and serve the emergency healthcare needs of thousands of patients. Other pages of this report explain how we succeeded in both...and why *The Wall Street Journal* reported in September that, "Walgreen has become a de facto emergency health provider...stepping into the breach of a major medical crisis."

We are often asked how we achieve the consistent success reflected in results for 2005, our 31st consecutive year of record sales and earnings. Our answer never wavers. It's the talent, tenaciousness and determination of our people, something that passes from generation to generation of Walgreen employees and something not easily replicated by competitors. This sounds gratuitous, but is absolute fact. At no time is such an advantage more harshly tested – nor solidly proven – than in crisis situations. What we accomplished – and continue to accomplish – in the devastated hurricane areas is a microcosm of the retail success we achieve chainwide, year after year.

What was Katrina's financial impact on Walgreens?

Dave Bernauer: Our fourth quarter earnings per share were flat due in large part to a $54.7 million pre-tax charge for lost inventory, lease obligations and property and equipment damage associated with Katrina. The storm initially closed 74 stores, although about half reopened within two weeks. At the end of October, 28 New Orleans stores remained closed.

A bright spot in this disaster was the strong performance of our pharmacy systems under stress. Our stores were familiar beacons for people evacuated to strange towns, and our pharmacies electronically accessed tens of thousands of prescription records to meet emergency needs. Katrina pushed a full-fledged test of a new workload balancing system under pilot at the time of the storm. With permission from state boards of pharmacy, we sent prescription background work from overwhelmed stores in Louisiana, Mississippi and Texas to Walgreen stores in non-Katrina states. This allowed us to meet two to four times the usual prescription demand in evacuee areas.

Sales
Billions of dollars



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Earnings
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SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH, D.C.
209
SECTION

What accomplishments stand out for 2005?

Jeff Rein: Let me tick off the big ones.

- We increased net earnings 15.5 percent, outpacing our 12.5 percent sales increase.
- We increased our quarterly dividend 23.8 percent. In the past five years, our annual dividend payment has increased nearly 65 percent overall.
- We achieved our 2005 expansion goal, opening 371 net new stores after closings and relocations. Total store openings numbered 435. We'll step up that pace in fiscal 2006, with 475 total new stores planned for an estimated record net increase of 390.
- We now fill more prescriptions than all our grocery competitors... *combined.* And in the front-end – or non-pharmacy side of the store – we gained market share in 54 of our top 60 core categories versus our drugstore, grocery and mass merchant competitors.
- We saw greater use of generic prescription drugs, which help lower overall costs for patients and payers while increasing our gross profit margins.
- We upgraded our Walgreens.com website, adding network capacity so customers can upload photos from home and pick up prints at nearly any store chainwide in one hour.
- Our PBM (pharmacy benefits manager), Walgreens Health Initiatives (WHI), controlled client drug costs better than other leading PBMs. WHI is leading a major change in the PBM industry with Advantage90, which offers patients the choice of 90-day prescriptions at retail pharmacies or through mail service. A recent survey reported in TheStreet.com showed fully one-third of employers plan to let their workers obtain 90-day prescription refills at retail pharmacies in 2006 instead of pushing them to use mail facilities.

Conversely, what disappointed you?

Bernauer: Our expense and inventory lines – both have room for tighter control. Part of the expense increase is simple math. As Jeff mentioned, we dispensed more generic drugs last year. While generics reduce drug costs for patients and payers and are good for our gross profit, they also slow our sales line, spreading expenses over a smaller base.

But generics aren't the whole story. Over the past two years, we've made a conscious investment in *payroll* to provide faster, friendlier customer service and in *inventory* levels to assure we're stocking the merchandise people want. Balancing the costs and benefits of these investments is tricky, and we've tipped further on the cost side than is necessary to maintain good service and in-stock levels.

The good news is that we saw some expense improvement in the fourth quarter. Our goal is to keep moving in that direction, taking advantage of expansion to spread fixed costs over more stores. We must justify the short- and long-term benefits of every expense.

Number of Prescriptions Filled
In millions


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Prescription Market Share
In percent


15
14
13
12
11
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Can you – should you – keep expanding at this pace?
Bernauer: Yes, we can... and yes, we should. This nation's demographics over the next several decades will be a steady wind at our back. As the most efficient operator of chain drugstores, we would be crazy not to expand as rapidly as we can find good sites. And I do mean *good* sites. We're famously picky about real estate selection. That won't change. My confidence is reinforced by what a Chamber of Commerce representative told a reporter recently in Frederick, Maryland, about an hour out of Washington, D.C. "More than anything," she said, "I'd love a Walgreens for our community."

But won't mail order steal prescriptions from stores?
Rein: Some, sure... but there is more than enough prescription business coming for mail and strong retail to grow. Walgreens is certainly strong – we filled 10.6 percent more prescriptions in fiscal year 2005 than the prior year. That compares to a 2.3 percent industry-wide increase in the same time period. At the end of August, we had garnered a 15 percent share of all retail prescriptions filled in the nation.

We believe the new Medicare prescription drug benefit coming in January will further feed growth, creating a steady stream of new prescription takers – people who previously have not been able to afford their proper drug therapy.

And don't forget – we have our own billion-dollar mail business.

How will the Medicare plan impact Walgreens?
Bernauer: We anticipate drawing a healthy share of patients – most new to our pharmacy service – who sign up for one of the new Medicare prescription drug insurance plans. *Why?* Because Medicare takes price out of the equation, meaning once people choose a plan, they'll generally have the same co-pay anywhere in their retail network. With that choice, we believe a large number will opt for Walgreens neighborhood proximity, fast in-and-out service and many senior-friendly prescription advantages.

What we can't predict is how many people will sign up. There is a high level of confusion in the marketplace. My personal belief is that enrollment will take off more slowly than many predict and gather steam as people realize they can save significant dollars on their prescription drugs.

What are your main initiatives for 2006?
Rein: Continued store expansion, improved customer service and growth of our healthcare offerings in specialty pharmacy, assisted living, clinic pharmacies and pharmacy benefits management.

We also have two goals on the "soft" side – hard to quantify but important to the further development of our business and our workforce. First is our initiative to more fully and creatively meet the needs of women shoppers, who account for about 75 percent of our business. From the products we carry... to the cleanliness of our coolers... to how high we stock

Customers Within Two Miles of a Walgreens
In millions


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Walgreens Store Growth
Drugstores as of August 31


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popular items on the shelves, we need to show women we're paying more attention to what they need and want.

Second is to hire a significant number of people with disabilities – including many with severe developmental challenges – in our South Carolina distribution center, scheduled to open in 2007. My hat is off to our distribution and logistics management. We have charged them to achieve a 20 percent productivity improvement in this center, which is a new prototype design for Walgreens. They have charged themselves with designing workflow and technology that will allow a person with a significant disability to hold a job, something many in that population have never thought possible. We're told no company has attempted such a project on this scale. We are dedicated to making it work.

Our stock closed up 27 percent for the year, but bounced around this fall. What's your prediction for WAG?

Bernauer: We don't get into predictions and we don't concentrate on short-term ups and downs. We all loved seeing the share price close to $50 in the summer, but our fourth quarter was hit by outside influences – the hurricanes – and inside challenges – a slightly lower sales trend late in the summer and higher inventory levels. Consequently, the quarter missed the expectations of all but the most conservative analysts, and our stock took a hit as well. When your value relative to earnings is as high as Walgreens – above CVS, Wal-Mart, Target and Costco – any hiccup makes Wall Street nervous.

What's important to Jeff and me – and why most investors respect WAG – is our potential for long-term return on investment. That's due to our continuing aggressive growth, the underlying strength of operations and our strong financial condition. As one writer said recently, "Our population isn't getting any younger, healthier or thinner, and the outlook for drug demand is pretty good." Personally, we think "pretty good" is an understatement. With more stores, more generic drugs and more senior citizen Medicare patients coming our way, we are very excited about this company's future prospects.

Thank you for reading our report... and for your belief in the people of Walgreens. Please keep our many hurricane-affected folks in your thoughts. They deserve the thanks of every Walgreen shareholder for the amazing comeback we made to serve needy customers under the most difficult of circumstances. We are so proud of them.

David W. Bernauer
Chairman and Chief Executive Officer

Jeffrey A. Rein
President and Chief Operating Officer

"Walgreens was the one place I could count on for my after-hours medical emergency."

When John and Karen Wood of Waco, Texas, called our pharmacy from Cairo, Egypt, our pharmacist walked them through a potentially life-threatening situation. Karen was among millions of patients we counseled in 2005, as we filled nearly 490 million prescriptions.


PASSPORT
Tourist Visa
THE BEARER

Karen Wood's desperate call from Cairo, Egypt, to our 24-hour pharmacy in Waco, Texas, may have saved her life.

When Karen Wood developed a potentially fatal reaction to her medicine, she was 7,000 miles away from home and panic-stricken. "Because of the 8-hour time difference between Cairo and Waco, I couldn't reach my neurologist or primary care physician," says Wood. "But the pharmacist at my 24-hour Walgreens calmly walked me through my options until I was able to talk with my doctors."

Wood's overseas trauma is a dramatic example of how we counsel patients at our pharmacies, including more than 1,500 that are open 24 hours. As we continue to build our seamless network of pharmacy services, we're developing new ways to take care of people now and in the future.

New technology helped us save lives in the aftermath of Hurricanes Katrina and Rita

The foundation of these new service opportunities is VISION, a technological system that scans prescriptions and stores the digital images in our database. While we have offered transferability of prescriptions between stores since the 1980s, this digital breakthrough will give patients even greater drop-off, pickup and delivery flexibility.

VISION also allows us to balance workloads between pharmacies. For example, a high-volume pharmacy can transmit a prescription to a slower store where a technician enters the order, has it verified by an on-staff pharmacist and sends it back to the original store to be filled.

Down the road, we expect to use VISION to expand our business in other healthcare areas, such as specialty drugs used to treat conditions like multiple sclerosis or infertility. We also plan to expand our compounding, home medical equipment and infusion businesses. Our goal is to quickly say "yes" to any prescription written anywhere in America.

VISION underwent a trial by fire when hurricanes ravaged the Gulf Coast in August and September. We used its workload balance features to help our pharmacists in heavy evacuee areas meet the needs of uprooted patients.

"VISION literally saved lives," says Don Huonker, vice president of Pharmacy Services. "Moving parts of the prescription entry and verification process from overwhelmed pharmacies allowed us to serve thousands of patients, many needing critical medications such as insulin and heart drugs."



Advanced technology at our 12 major distribution centers whisks plastic totes full of product to loading docks. In 2007, we'll open the first of a new prototype center in South Carolina. It's estimated to be 20 percent more efficient than the current design, and will allow us to employ more people with disabilities.

Prescription Use by Age

Average number of prescriptions filled annually, per person


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Age <5
5–14
15–24
25–34
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55–64
65–74
75+

Source: Medical Expenditure Panel Survey, 2002

Older Americans Fuel Rx Growth

Projected number of people aged 65 and over in millions


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Source: U.S. Census Bureau

"Walgreens consistent growth and convenient locations have made us loyal shareholders *and* customers."

With a growing family and college tuitions on their horizon, shareholders Phuong and Jesse Herrera of San Marcos, California, look for long-term success when investing. Consistent results and financial strength attracted them to Walgreens.


WALGREEN CO.

Impressed by our expansion in Southern California, Phuong and Jesse Herrera invested in the company's future.

Phuong and Jesse Herrera in San Marcos, California, often rush into Walgreens, kids in tow, to buy diapers, over-the-counter medications and other last-minute items. "I've had a good feeling about your clean, convenient stores since I was a kid in Minneapolis," says Jesse. "So I decided to purchase some stock when we saw Walgreen stores pop up in Southern California."

The Herrera family is among 750,000 Walgreen shareholders, and their appreciation for our stores is the direct result of what we're doing to increase investor value. "From a long-term perspective," says CEO Dave Bernauer, "the most important thing we can do for shareholders is take care of our customers and employees."

That includes the convenience of 4,953 stores in 45 states and Puerto Rico, the industry's most sophisticated nationwide pharmacy service, 4,880 1-hour photo labs, good in-stock conditions, experienced store and corporate managers and the financial resources to continue company growth.

Demographics are on our side as nearly 20 percent of the U.S. population will be 65 or older by 2026

We believe our opportunities for expansion have never been stronger. For one, our industry has the demographic advantage of an aging population that controls more than 75 percent of the nation's financial wealth and 60 percent of all healthcare spending. As the Medicare Part D prescription insurance program rolls out in 2006, we expect to capture more senior pharmacy sales.

Second, we fill more prescriptions than any other pharmacy retailer in America. That's due to both our nearly 5,000 locations and cutting-edge pharmacy services, such as automatic refills, ExpressPay, multi-language labels and online personal health histories.

In the managed care area, Advantage90 – a 90-day retail prescription alternative to mandatory mail programs – has made steady inroads since its introduction in late 2003. More than 180 health plans now offer the Advantage90 choice to nearly 1.5 million members.



To support our plans for 7,000 stores by 2010, we're developing innovative locations, such as becoming an integral part of this mixed-use, low-income housing development in Los Angeles.

Advantage90 clients are showing better generic utilization than those not in the plan. In addition, the average total 90-day prescription cost for Advantage90 clients is lower through the retail channel than the mail channel. A recent study of 25 clients offering Advantage90 to their members for at least one year, compared to clients that have not yet adopted the program, showed savings of 2.7 percent on their total drug expenditures. For a plan with 100,000 members, this amounts to annual savings of more than $1 million.

Generic drugs are benefiting Walgreens across the board. They are good for patients and payers because they cost less, and they're good for pharmacies because they increase gross profit.

10 years of WAG ownership

On August 31, 1995, 100 shares of Walgreen stock sold for $2,450. Ten years later, on August 31, 2005, those 100 shares, having split twice, were 400 shares worth $18,532, for a gain of 656 percent.

20 years of WAG ownership

On August 31, 1985, 100 shares of Walgreen stock sold for $2,563. Twenty years later, on August 31, 2005, those 100 shares, having split four times, were 1,600 shares worth $74,128, for a gain of 2,792 percent.

Walgreens has paid dividends in every quarter since 1933 and has raised them for 30 consecutive years.

Walgreens versus the Stock Market

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September 1, 2000 – August 31, 2005


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NASDAQ

"I couldn't have come this far without the encouragement of my co-workers and the company's financial support."

Lachell Wardell in Chicago, who overcame major challenges to become a pharmacist, says, "The greatest rewards are being able to support my three children *(with Wardell, in photo at right)* and having an opportunity to counsel patients."



Lachell Wardell was a single mom without a high school diploma when she decided to become a Walgreen pharmacist.

When Lachell Wardell walked into a Walgreen pharmacy in Chicago eight years ago, she was so impressed with the counseling she received that she asked for a job application. "I had no idea what it would take to become a pharmacist," says Wardell. "But I thought Walgreens would be a great place to work."

Wardell had no high school diploma and three children under the age of 10, but she persevered to earn her high school equivalency degree, complete her pharmacy school prerequisites and enter the University of Illinois pharmacy school. Last summer, Wardell received her PharmD degree and is now working as a pharmacist in Chicago. "Yes, it was tough," she says. "But I made it through with help from Walgreens."

We created 15,700 jobs in 2005, while promoting 744 employees to store manager

Our support for Wardell's accomplishment is one example of how Walgreens helps pharmacy employees. Beyond that, we have many training programs for employees in our stores, pharmacies and support areas.

Our Emerging Leader program is designed to prepare high-potential store managers for higher level positions. It provides exposure to district manager responsibilities, as well as developing leadership, strategic and motivational skills. This program supports our policy to hire from within, which differentiates us from most competitors.

Today, Walgreens doesn't have a single store manager, district manager or operations vice president who didn't start his or her career as a store employee. Our average years of service are 12.6 for store managers, 20.3 for district managers and 28.2 for operations vice presidents.

Most training for store employees, including photo specialists, service clerks and pharmacy technicians, combines on-the-job training with computer-based skill-building modules that stress customer service essentials. Walgreens is particularly committed to pharmacy technician training. More than 63 percent of our technicians have passed a national certification exam.


Walk Your Socks Off
Walgreens

Walgreens contributed $2.2 million to the American Cancer Society in fiscal 2005 through customer purchases of paper "Blooms" and the efforts of hundreds of employees who walked in the Society's "Relay for Life" events, like the one pictured here in Lake Zurich, Illinois.

Beyond career opportunities, the Walgreen Benefit Fund, a tax-exempt foundation, helps employees in financial need. The fund, started in 1939 by founder Charles Walgreen Sr., granted $1.5 million to employees and retirees in fiscal 2005. In just the first few months of fiscal 2006, nearly $500,000 has been provided to hurricane victims.

Young at 104

We're a 104-year-old company with a median store age of 5.4 years. Double that (plus!) and you have the average Walgreen experience of store managers – 12.6 years.

Management Pipeline

Average years of service

Store Managers	**12.6**
District Managers	**20.3**
Store Operations VPs	**28.2**

"We chose Walgreens for its ability to educate older Americans about Medicare Part D."

Lois Quam is CEO of Ovations, the senior healthcare business unit of UnitedHealth Group. Ovations chose Walgreens Health Initiatives to manage its Medicare Part D business, understanding the value seniors place on relationships with pharmacists like Zhanna LaCroix in Fox Lake, Illinois *(photo right)*.



Ovations chose Walgreens Health Initiatives to be its pharmacy benefits manager for the new Medicare drug plan.

Walgreens Health Initiatives (WHI), our pharmacy benefit management (PBM) division, has teamed with Ovations, the senior healthcare business unit of UnitedHealth Group. The partnership was created to handle the new prescription insurance business that will be spurred by the Medicare Modernization Act's Part D prescription drug benefit starting in January 2006.

Ovations provides healthcare services for nearly five million individuals already, and its recent agreement with AARP to offer an AARP-branded Medicare drug plan should enhance our partnership's success. In addition to Ovations, we'll be the PBM for another major insurance provider, WellCare.

Walgreens Health Initiatives controlled client drug costs better than other leading PBMs

Ovations was attracted to Walgreens for our strong brand name, consumer focus and industry leadership. Walgreens also has a reputation for saving PBM clients money due in large part to the promotion of generic drugs. To prepare for the business created by Medicare Part D, WHI is ramping up personnel to manage formularies, process insurance claims and handle patient calls. According to Greg Wasson, the head of Walgreens managed care division, "Medicare '06 presents the greatest change in prescription coverage in our lifetime. It's not just a new prescription drug plan for seniors. The new law will affect the way prescriptions are delivered, drugs are priced and pharmacy services for seniors are provided."

As WHI prepares to handle this change, store pharmacy staffs are educating seniors about the new plans through presentations, brochures and counseling. For nine days in October and November, trained staff were available in every Walgreen store chainwide to assist seniors and their caregivers.

We're a valuable resource for seniors, but we also expect our efforts to attract new business. The majority of seniors who pay cash for prescriptions currently buy their medication at deep discounters that can price drugs lower because the category represents a small percent of their business. In contrast, prescriptions are approximately two-thirds of total sales volume at drugstores.

But with Medicare prescription insurance, cost is no longer a major consideration. Once participating seniors choose a plan, their co-pay for medications will be the same at any retailer in their network. We believe many will be drawn to Walgreens neighborhood convenience and services such as drive-thru pharmacies and large-type prescription instructions.



Sales clerk Tom McFadden in Elkhart, Indiana, chose Walgreens for his second career after 31 years in the military. To help seniors find jobs, Walgreens is a featured employer of an AARP program that allows us to tap into the association's pool of members interested in going back to work.

Serving managed care clients

Walgreens Health Services operates Walgreens Health Initiatives – a pharmacy benefits manager – and serves patients, prescription drug plans and medical plans across the country with Walgreens Mail Service, Walgreens Home Care and Walgreens Specialty Pharmacy.

Walgreens Health Initiatives

Number of lives covered in millions


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"Walgreens.com lets us upload photos so my grandparents can pick them up at one of your stores in Puerto Rico."

Whether customers use our photofinishing services at home, like Chicagoans Nathaniel and Eddie Sanchez *(above)*, or in our stores with the help of photo specialists like James Smiley *(right)* in Cypress, Texas, we remain the most convenient photo retailer in America.



Nathaniel and Eddie Sanchez use our new online photo service to order prints without leaving home.

Chicago customers Eddie Sanchez and Haydes Gonzalez have shopped at Walgreens since their son was tiny. But now Nathaniel is 8 years old and his computer savvy is helping them enter the world of online shopping.

That's why they were excited to discover our new online digital photo service, featuring expanded network capacity. This allows Walgreens.com customers to upload photos from their home computer for pickup at nearly any Walgreens in one hour by themselves or by someone else, like Nathaniel's grandparents in Puerto Rico.

Demand for digital photo products is growing significantly. In 2004, 37 percent of camera owners ordered digital prints at retail, up from 14 percent the previous year, according to *World Media Digest.* Walgreens digital sales as a percent of all photo-finishing are increasing every month.

Nearly one-third of all non-prescription products sold in U.S. drugstores are rung up at Walgreens cash registers

In 2005, Walgreens gained market share in 54 of our top 60 core categories versus our drugstore, grocery and mass merchant competitors compared to a year ago. Areas of high focus for 2006 are beauty, skin care, private label, consumables, seasonal merchandise and new items like retail gift cards.

To attract new customers in 2005, we introduced IsaDora, a Walgreen-exclusive European cosmetics line. As of August, IsaDora is significantly exceeding sales projections. New for 2006 is our private label "Women of Color" skin care system for women with medium and dark skin tones.

Consumable items are driving up customer count as we add new items and promote basics such as milk, eggs and bread. This department continues to improve in product quality and profitability as we find new ways to source merchandise. We are also establishing new vendor relationships, including those with minority and women-owned businesses.



With our new digital online photo service, Walgreens.com customers can upload photos from their home computer and pick up their prints at nearly any Walgreens nationwide in one hour. The service is also available to HP's Snapfish customers.

A large part of convenience is stocking what customers want in a fast-to-navigate store. When it comes to store size, Walgreens is the high-end "condo" version of the sprawling "mansion" operated by large discounters. Every square inch of shelf space counts, and determining which items to eliminate is as important as which to add.

Targeting merchandise mix to small, distinct trade areas has long been a priority for Walgreens. It is increasingly important as we expand in major metropolitan neighborhoods on both coasts, where land is scarce and expensive, as well as in rural America, where needs are so diverse. As George Riedl, senior vice president of Marketing, says, "One size definitely does not fit all."

Going Generic in 2006

2004 sales in billions of dollars

Product*	Sales
Zocor	4.6
Zoloft	3.1
Pravachol	2.0
Ambien	1.9
Zofran	1.1

Source: IMS Health and Merrill Lynch

* Brands expected to face generic competition in calendar year 2006, barring unforeseen delays.

Prescription Growth by Channel 1998–2004

In percent



12
9
6
3
0
Compound Annual Growth Rate
Category
Independent drugstore
Chain drugstore (w/o Walgreens)
Mass Merchant
Supermarket
Mail Order
Walgreens (retail & mail)

"Walgreen stores are a natural fit for Wilmington – a vibrant, growing community."

Mayor Spence Broadhurst stands at the most historic point of Wilmington, North Carolina, near the Cape Fear River. His city, chartered in 1739, is now more famous as Michael Jordan's hometown, the setting for television's "Dawson's Creek" and – for Walgreen shareholders – a successful new market of six stores.



Mayor Spence Broadhurst is one of Walgreens biggest champions as we expand in Wilmington, North Carolina.

The mayor of Wilmington, North Carolina, Spence Broadhurst, understands the importance of drawing businesses like Walgreens to his community of 94,000. "You provide what our town needs," he says. "For example, your 24-hour service is a welcome convenience for people working at our regional hospital day and night."

Walgreens also helped Wilmington in September when Hurricane Ophelia knocked down trees and electrical power lines. We were the first retailer opened and staffed after the storm passed. "That kind of response was a tremendous asset to residents, who had been held up in their homes without power for a day," says Broadhurst.

About 70 percent of our store growth in the next five years will be concentrated in newer markets

Walgreens now has a foothold in every major U.S. market including the Washington, D.C., metropolitan area, where we currently have one store and 14 approved sites. To keep our store count climbing to 7,000 by 2010, we are densing up established markets, growing in new markets and expanding into smaller towns.

"We serve 45 states today," says Bill Shiel, senior vice president of Facilities Development. "We added Montana in 2005, will open West Virginia in 2006 and are seeking sites in other new areas."

Today, we operate stores within two miles of 125 million Americans. Research tells us we can do more, especially in newer markets such as Dallas/Fort Worth. We opened our first location there in 1996, and now have 136 stores and the No. 1 market share.

We have a long history of commitment to urban and suburban communities, but in 2005 we also opened nearly 100 stores in small towns – at least smaller than what was once considered an optimal Walgreen market. New mapping tools have helped us identify locations that we once passed over.

To grow in small towns, we've had to modify our definition of convenient. In rural areas, "convenient" might be 15 miles down the highway, but next to the grocery store. In urban areas, it's often just one or two blocks from home.



Customer Rachel Parrott in Glenview, Illinois, browses our beauty aisles for hot new cosmetic, fragrance and skin care items. Our stores are a destination for women looking for quality products with department-store prestige at reasonable prices.

Ten Years of Growth

Number of Stores

	2005	1995
Total stores	**4,953**	2,085
Freestanding stores	**4,160**	639
24-hour stores	**1,534**	321
1-hour photo stores	**4,880**	162
Drive-thru pharmacies	**4,085**	441

Young Markets Offer Room to Grow

Number of Stores

	2005	2001
Alabama	**46**	16
Carolinas	**117**	16
Georgia	**96**	30
Southern California	**166**	79
Utah	**24**	4

Eleven-Year Summary of Selected Consolidated Financial Data

Walgreen Co. and Subsidiaries *(Dollars in Millions, except per share data)*

Fiscal Year		**2005**	2004	2003
Net Sales		**$42,201.6**	$37,508.2	$32,505.4
Costs and Deductions	Cost of sales	**30,413.8**	27,310.4	23,706.2
	Selling, occupancy and administration *(1) (2)*	**9,363.8**	8,055.4	6,938.3
	Other income *(2) (3)*	**31.6**	17.3	10.8
	Total Costs and Deductions	**39,746.0**	35,348.5	30,633.7
Earnings	Earnings before income tax provision and cumulative effect of accounting changes	**2,455.6**	2,159.7	1,871.7
	Income tax provision	**896.1**	809.9	706.6
	Earnings before cumulative effect of accounting changes	**1,559.5**	1,349.8	1,165.1
	Cumulative effect of accounting changes *(4)*	**—**	—	—
	Net Earnings	**$ 1,559.5**	$ 1,349.8	$ 1,165.1
Per Common Share *(5)*	Net earnings *(4)*			
	Basic	**$ 1.53**	$ 1.32	$ 1.14
	Diluted	**1.52**	1.31	1.13
	Dividends declared	**.22**	.18	.16
	Book value	**8.77**	7.95	6.94
Non-Current Liabilities	Long-term debt	**$ 12.0**	$ 12.4	$ 9.4
	Deferred income taxes	**240.4**	274.1	180.7
	Other non-current liabilities	**985.7**	838.0	677.5
Assets and Equity	Total assets	**$14,608.8**	$13,342.1	$11,656.8
	Shareholders' equity	**8,889.7**	8,139.7	7,117.8
	Return on average shareholders' equity	**18.3%**	17.7%	17.5%
Drugstore Units	Year-end: Units *(6)*	**4,953**	4,582	4,227

(1) Fiscal 2005 includes pre-tax expenses of $54.7 million ($.033 per share, diluted) related to Hurricane Katrina. Fiscal 2005, 2004, 2003, 2002, 2001 and 2000 include pre-tax income of $26.3 million ($.016 per share, diluted), $16.3 million ($.010 per share, diluted), $29.6 million ($.018 per share, diluted), $6.2 million ($.004 per share, diluted), $22.1 million ($.013 per share, diluted) and $33.5 million ($.021 per share, diluted), respectively, from litigation settlements.

(2) Certain amounts for fiscal 2000 through 2004 have been reclassified to be consistent with the fiscal 2005 presentation.

(3) Fiscal 1998 includes a pre-tax gain of $37.4 million ($.023 per share, diluted) from the sale of the company's long-term care pharmacy business.

(4) Fiscal 1998 includes an after-tax $26.4 million ($.03 per share, diluted) charge from the cumulative effect of accounting change for system development costs.

(5) Per share data have been adjusted for two-for-one stock splits in 1999 and 1997.

(6) Units include mail service facilities, as well as stores closed as of August 31, 2005, due to Hurricane Katrina.

2002	2001	2000	1999	1998	1997	1996	1995
$28,681.1	$24,623.0	$21,206.9	$17,838.8	$15,306.6	$13,363.0	$11,778.4	$10,395.1
21,076.1	18,048.9	15,465.9	12,978.6	11,139.4	9,681.8	8,514.9	7,482.3
5,992.5	5,171.0	4,501.2	3,859.6	3,341.6	2,979.6	2,666.1	2,398.7
6.9	2.3	5.7	11.9	41.9	3.9	2.9	3.6
27,061.7	23,217.6	19,961.4	16,826.3	14,439.1	12,657.5	11,178.1	9,877.4
1,619.4	1,405.4	1,245.5	1,012.5	867.5	705.5	600.3	517.7
611.3	530.6	479.5	397.4	336.2	273.4	232.6	200.6
1,008.1	874.8	766.0	615.1	531.3	432.1	367.7	317.1
—	—	—	—	(26.4)	—	—	—
$ 1,008.1	$ 874.8	$ 766.0	$ 615.1	$ 504.9	$ 432.1	$ 367.7	$ 317.1
$ .99	$ .86	$ .76	$ .61	$ .50	$ .43	$ .38	$ .33
.98	.85	.75	.61	.50	.43	.37	.32
.15	.14	.14	.13	.13	.12	.11	.11
6.01	5.05	4.14	3.44	2.83	2.38	2.06	1.81
$ 11.2	$ 20.8	$ 18.2	$ 18.0	$ 13.6	$ 3.3	$ 3.4	$ 2.4
135.6	102.9	74.0	54.1	74.2	101.6	136.7	136.4
613.9	547.5	519.2	461.0	410.3	310.0	283.6	254.7
$10,117.2	$ 9,042.3	$ 7,103.7	$ 5,906.7	$ 4,901.6	$ 4,207.1	$ 3,633.6	$ 3,252.6
6,162.9	5,151.0	4,188.6	3,449.8	2,823.4	2,353.7	2,027.9	1,781.4
17.8%	18.7%	20.1%	19.6%	19.5%	19.7%	19.3%	18.9%
3,883	3,520	3,165	2,821	2,549	2,358	2,193	2,085

Management's Discussion and Analysis of Results of Operations and Financial Condition

Introduction

Walgreens is a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, cosmetics, toiletries, food, beverages, household items and photofinishing. Customers can have prescriptions filled at the drugstore counter, as well as through the mail, by telephone and on the Internet. As of August 31, 2005, we operated 4,953 drugstores (including three mail service facilities, as well as stores closed as of August 31, 2005, due to Hurricane Katrina) in 45 states and Puerto Rico.

The drugstore industry is highly competitive. In addition to other drugstore chains, independent drugstores, mail order prescription providers and Internet pharmacies, we also compete with various other retailers including grocery stores, mass merchants and dollar stores.

The long-term outlook for prescription sales is strong due in part to the aging population, as well as the continued development of innovative drugs that improve quality of life and control healthcare costs. As of January 1, 2006, the new Medicare Part D prescription drug program will be in effect. While it is difficult to fully predict the business impact, we believe we are well positioned to capture additional Medicare prescription sales. During fiscal year 2005, the precursor to this program, the Medicare senior discount cards, gave us additional prescription sales, although the gross margin rates on these sales were lower.

We continue to expand into new markets and increase penetration in existing markets. To support our growth, we are also investing significantly in prime locations, technology and customer service initiatives.

Reclassification of Financial Statements

Litigation settlement gains, which were previously classified as Other Income, have been reclassified as reductions to selling, occupancy and administration expenses.

Operating Statistics

	Percentage Increases		
Fiscal Year	**2005**	2004	2003
Net Sales	**12.5**	15.4	13.3
Net Earnings	**15.5**	15.9	15.6
Comparable Drugstore Sales	**8.2**	10.9	8.6
Prescription Sales	**13.4**	17.8	17.4
Comparable Drugstore Prescription Sales	**9.8**	14.0	13.2
Front-End Sales	**11.1**	11.7	7.5
Comparable Front-End Sales	**5.5**	6.1	2.0

	Percent to Sales		
Fiscal Year	**2005**	2004	2003
Gross Margin	**27.9**	27.2	27.1
Selling, Occupancy and Administration Expenses	**22.2**	21.5	21.4

	Other Statistics		
Fiscal Year	**2005**	2004	2003
Prescription Sales as a % of Net Sales	**63.7**	63.2	62.0
Third Party Sales as a % of Drugstore Prescription Sales	**92.7**	91.7	90.6
Total Number of Stores	**4,953**	4,582	4,227

Results of Operations

Fiscal 2005 was the 31st consecutive year of record sales and earnings. Fiscal year net earnings increased 15.5% to $1.560 billion, or $1.52 per share (diluted), versus last year's earnings of $1.350 billion, or $1.31 per share (diluted). Net earnings increases resulted from improved sales and higher gross profit margins, partially offset by higher expense ratios.

In the fourth quarter of fiscal year 2005, the company recorded $54.7 million ($.03 per share, diluted) of pre-tax expenses related to Hurricane Katrina. These expenses included an estimated $32.8 million of inventory losses, an estimated $14.8 million of present value lease obligations for temporary, as well as permanent, store closings and an estimated $5.2 million in equipment losses. Fiscal year 2005 also included pre-tax litigation settlement gains of $26.3 million ($.02 per share, diluted) compared to similar settlements of $16.3 million ($.01 per share, diluted) last fiscal year.

The following table illustrates the effects of Hurricane Katrina expenses and litigation settlement gains on the company's earnings. The non-GAAP disclosure of earnings is not preferable to GAAP net earnings but is shown as a supplement to such disclosure for comparability to the prior year's earnings.

	Year Ended August 31,		
	2005	2004	% Change
Earnings excluding the effect of Hurricane Katrina expenses and litigation settlement gains	**$ 1,577.3**	$ 1,339.6	17.7
Diluted earnings per share	**$ 1.53**	$ 1.30	17.7
Earnings effect of Hurricane Katrina expenses	**(34.3)**	—	
Diluted earnings per share	**(.03)**	—	
Earnings effect of litigation settlement gains	**16.5**	10.2	
Diluted earnings per share	**.02**	.01	
Net earnings	**$ 1,559.5**	$ 1,349.8	15.5
Diluted net earnings per share	**$ 1.52**	$ 1.31	16.0

Net sales increased by 12.5% to $42.202 billion in fiscal 2005 compared to increases of 15.4% in 2004 and 13.3% in 2003. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which includes an indeterminate amount of market-driven price changes. Sales in comparable drugstores were up 8.2% in 2005, 10.9% in 2004 and 8.6% in 2003. Comparable stores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural/economic disaster in the past twelve months. Relocated stores are not included as comparable stores for the first twelve months after the relocation. The company operated 4,953 drugstores as of August 31, 2005, compared to 4,582 as of August 31, 2004, and 4,227 at August 31, 2003.

Prescription sales increased 13.4% in 2005, 17.8% in 2004 and 17.4% in 2003. Comparable drugstore prescription sales were up 9.8% in 2005, 14.0% in 2004 and 13.2% in 2003. Prescription sales were 63.7% of total net sales for fiscal 2005 compared to 63.2% in 2004 and 62.0% in 2003. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 2.4% for 2005, 1.2% for 2004 and 2.1% for 2003. The shift of Prilosec in September 2003 to over-the-counter status and its related effect on Omeprazole (generic Prilosec) also reduced fiscal 2004 prescription sales.

Similarly, the shift of Claritin in December 2002 from prescription to over-the-counter status reduced fiscal 2003 prescription sales. Third party sales, where reimbursement is received from managed care organizations as well as government and private insurance, were 92.7% of pharmacy sales in 2005, 91.7% in 2004 and 90.6% in 2003.

Non-prescription (front-end) sales increased 11.1% in 2005, 11.7% in 2004 and 7.5% in 2003, primarily driven by improved customer counts. Front-end sales were 36.1% of total sales in fiscal 2005, 36.5% in 2004 and 37.8% in 2003. Comparable front-end sales increased 5.5% in 2005, 6.1% in 2004 and 2.0% in 2003.

Gross margins as a percent of total net sales were 27.9% in 2005, 27.2% in 2004 and 27.1% in 2003. Generic drug sales and better purchasing terms contributed to an increase in pharmacy gross margins. Higher generic drug utilization was primarily due to a steady stream of new generics over the past year. Partially offsetting these increases was a shift in sales mix toward prescriptions, which carry a lower margin than front-end merchandise. In addition, third party sales, which typically have lower profit margins than cash prescriptions, continue to become a larger portion of prescription sales. Front-end margins were slightly lower for the year due in part to sales increases in lower margin grocery items, partially offset by higher margin photofinishing.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were 1.26% in 2005, .14% in 2004 and .84% in 2003, which resulted in charges to cost of sales of $67.8 million in 2005, $6.7 million in 2004 and $36.2 million in 2003. Inflation on prescription inventory was 2.2% in 2005, .7% in 2004 and 3.8% in 2003. In all three fiscal years, we experienced deflation in some non-prescription inventories.

Selling, occupancy and administration expenses were 22.2% of sales in fiscal 2005, 21.5% in fiscal 2004 and 21.4% in fiscal 2003. The increase in fiscal 2005, as a percent to sales, was principally caused by store salaries and a $54.7 million pre-tax expense associated with Hurricane Katrina. The increase in fiscal 2004, as a percent to sales, was caused by higher advertising costs as well as costs associated with our ongoing conversion from analog to digital photo labs. Fiscal 2003 was affected by the shift in vendor allowances from advertising to cost of sales, as well as higher store salaries and occupancy as a percent to sales. Lower sales as a result of new generic drugs also increased expense ratios during the three periods.

Interest income increased in 2005 principally due to higher interest rates. Average net investment levels were approximately $1.307 billion in 2005, $1.281 billion in 2004 and $631.1 million in 2003.

The effective income tax rate was 36.5% for fiscal 2005, 37.5% for 2004 and 37.8% for 2003. The decrease in fiscal 2005 is principally the result of the settlement of prior years Internal Revenue Service matters and foreign tax credit adjustments.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from these judgments and estimates would not have a material impact on the consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include liability for closed locations, liability for insurance claims, vendor allowances, allowance for doubtful accounts and cost of sales. We use the following techniques to determine our estimates:

Liability for closed locations – The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.

Liability for insurance claims – The liability for insurance claims is recorded based on nondiscounted estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Vendor allowances – Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expense to the extent of advertising incurred, with the excess treated as a reduction of inventory costs.

Allowance for doubtful accounts – The provision for bad debt is based on both specific receivables and historic write-off percentages.

Cost of sales – Drugstore cost of sales is primarily derived based on point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories.

Liquidity and Capital Resources

Cash and cash equivalents were $576.8 million at August 31, 2005, compared to $444.0 million at August 31, 2004. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds and commercial paper.

Net cash provided by operating activities was $1.371 billion in fiscal 2005 and $1.644 billion in fiscal 2004. The change between periods was primarily caused by increased net earnings offset by higher inventory levels. The inventory increase was partially due to efforts to improve in-stock conditions, particularly in pharmacy. However, overall levels exceeded our plan. Our profitability is the principal source of funds for expansion and remodeling programs, dividends to shareholders and the stock repurchase program.

Net cash used for investing activities was $434.0 million versus $2.166 billion last year. Proceeds from the sale of auction rate securities exceeded purchases of such securities by $777.9 million in fiscal 2005 compared to last fiscal year where purchases exceeded proceeds by $1.243 billion. We actively invest in municipal bonds and student obligations and purchase these securities at par. While the underlying security is issued as a long-term investment, they typically can be purchased and sold every 7, 28 and 35 days. The trading of auction rate securities takes place through a descending price auction with the interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor. Additions to property and equipment were $1.238 billion compared to $939.5 million last year. There were 440 new or relocated locations (net 371), including five home medical centers and four clinical pharmacies, added during the year. This compared to 446 last year (net 355), which included seven home medical centers, three home infusion centers and two clinical pharmacies. New stores are owned or leased. There were 103 owned locations added during the year and 96 under construction at August 31, 2005, versus 47 owned locations added and 63 under construction as of August 31, 2004. Last year, a new distribution center opened in Moreno Valley, California.

Management's Discussion and Analysis of Results of Operations and Financial Condition *(continued)*

Capital expenditures for fiscal 2006 are expected to be approximately $1.4 billion. We expect to open approximately 475 new stores in fiscal 2006, with a net increase of approximately 390 stores, and anticipate having a total of 7,000 drugstores by the year 2010. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, expenditures are planned for distribution centers and technology. A new distribution center is planned for South Carolina with an anticipated opening date in 2007.

Net cash used for financing activities was $804.4 million compared to $302.1 million last year. On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which we plan to execute over four years. During fiscal 2005 we purchased $345.1 million of company shares related to the stock repurchase program. An additional $436.7 million of shares were purchased to support the long-term needs of the employee stock plans. Comparable amounts were $21.9 million and $277.3 million in fiscal 2004. There were no new short-term borrowings during either period. At August 31, 2005, we had a syndicated bank line of credit facility of $200 million to support our short-term commercial paper program.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2005 *(In Millions)*:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases*	$23,727.8	$1,349.4	$2,760.5	$2,663.1	$16,954.8
Purchase obligations:					
Open inventory purchase orders*	1,383.4	1,383.4	—	—	—
Real estate development*	437.6	437.6	—	—	—
Other corporate obligations*	529.7	251.5	143.5	115.3	19.4
Insurance	412.3	137.8	109.0	58.3	107.2
Retiree health & life	254.9	6.4	15.4	20.2	212.9
Closed location obligations	89.7	20.4	33.1	19.5	16.7
Capital lease obligations	39.7	1.1	2.0	2.1	34.5
Other long-term liabilities reflected on the balance sheet	397.4	30.6	46.7	40.1	280.0
Total	$27,272.5	$3,618.2	$3,110.2	$2,918.6	$17,625.5

* *Not on balance sheet.*

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows *(In Millions)*:

Inventory obligations	$ 66.2
Real estate development	1.7
Insurance	313.8
Total	$381.7

We have no other off-balance sheet arrangements other than those disclosed on the previous Contractual Obligations and Commitments table.

Both on- and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interest of equity and debt (real estate) investors. This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, "Inventory Costs – an Amendment of ARB No. 43, Chapter 4," which will be effective in the first quarter of fiscal year 2006. We have evaluated this pronouncement and no material impact is anticipated.

In December 2004, the FASB issued Statement 123 (revised), "Share-Based Payment," which will be effective in the first quarter of fiscal year 2006. This statement will eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25 ("Accounting for Stock Issued to Employees") and will require instead that compensation expense be recognized based on the fair value on the date of the grant. The recognition of compensation expense for stock options will reduce net income in the future. The amount of that expense will depend on the number of stock options granted as well as the assumptions used to value them.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections," which will be effective in the first quarter of fiscal year 2007. This statement addresses the retrospective application of such changes and corrections and will be followed if and when necessary.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue 05-6, "Determining the Amortization Period for Leasehold Improvements." This consensus, which will be effective in the first quarter of fiscal 2006, states that leasehold improvements acquired after the inception of a lease should be amortized over the shorter of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of acquisition of the leasehold improvements. We have evaluated this consensus and we are already following this procedure.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in or the introduction of new state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks associated with new business endeavors. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2005, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.

Consolidated Statements of Earnings and Shareholders' Equity

Walgreen Co. and Subsidiaries for the Years Ended August 31, 2005, 2004 and 2003 *(Dollars in Millions, except per share data)*

Earnings		2005	2004	2003
Net Sales		**$42,201.6**	$37,508.2	$32,505.4
Costs and Deductions	Cost of sales	**30,413.8**	27,310.4	23,706.2
	Selling, occupancy and administration	**9,363.8**	8,055.4	6,938.3
		39,777.6	35,365.8	30,644.5
Other Income	Interest income	**31.6**	17.3	10.8
Earnings	Earnings before income tax provision	**2,455.6**	2,159.7	1,871.7
	Income tax provision	**896.1**	809.9	706.6
	Net Earnings	**$ 1,559.5**	$ 1,349.8	$ 1,165.1
Net Earnings per Common Share	Basic	**$ 1.53**	$ 1.32	$ 1.14
	Diluted	**1.52**	1.31	1.13
	Average shares outstanding	**1,019,669,630**	1,024,512,865	1,024,908,276
	Dilutive effect of stock options	**8,664,212**	7,285,553	6,672,051
	Average shares outstanding assuming dilution	**1,028,333,842**	1,031,798,418	1,031,580,327

Shareholders' Equity	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Common Stock in Treasury
Balance, August 31, 2002	1,024,908,276	$ 80.1	$ 748.4	$ —	$ 5,334.4	$ —
Net earnings	—	—	—	—	1,165.1	—
Cash dividends declared ($.155625 per share)	—	—	—	—	(159.6)	—
Employee stock purchase and option plans	—	—	(50.6)	—	—	—
Balance, August 31, 2003	1,024,908,276	80.1	697.8	—	6,339.9	—
Net earnings	—	—	—	—	1,349.8	—
Cash dividends declared ($.181875 per share)	—	—	—	—	(186.4)	—
Treasury stock purchases	(8,518,500)	—	—	—	—	(299.2)
Employee stock purchase and option plans	6,902,961	—	(65.2)	—	—	222.9
Balance, August 31, 2004	1,023,292,737	80.1	632.6	—	7,503.3	(76.3)
Net earnings	**—**	**—**	**—**	**—**	**1,559.5**	**—**
Cash dividends declared ($.2225 per share)	**—**	**—**	**—**	**—**	**(226.5)**	**—**
Treasury stock purchases	**(18,135,900)**	**—**	**—**	**—**	**—**	**(781.8)**
Employee stock purchase and option plans	**8,355,210**	**—**	**(67.6)**	**—**	**—**	**343.2**
Employee stock loan receivable	**—**	**—**	**—**	**(76.8)**	**—**	**—**
Balance, August 31, 2005	**1,013,512,047**	**$80.1**	**$565.0**	**$(76.8)**	**$8,836.3**	**$(514.9)**

The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets

Walgreen Co. and Subsidiaries at August 31, 2005 and 2004 *(Dollars in Millions)*

Assets		2005	2004
Current Assets	Cash and cash equivalents	**$ 576.8**	$ 444.0
	Short-term investments – available for sale	**494.8**	1,251.5
	Accounts receivable, net	**1,396.3**	1,169.1
	Inventories	**5,592.7**	4,738.6
	Other current assets	**255.9**	161.2
	Total Current Assets	**8,316.5**	7,764.4
Non-Current Assets	Property and equipment, at cost, less accumulated depreciation and amortization	**6,165.0**	5,446.4
	Other non-current assets	**127.3**	131.3
	Total Assets	**$14,608.8**	$13,342.1

Liabilities and Shareholders' Equity		2005	2004
Current Liabilities	Trade accounts payable	**$ 2,918.2**	$ 2,641.5
	Accrued expenses and other liabilities	**1,491.9**	1,370.5
	Income taxes	**70.9**	65.9
	Total Current Liabilities	**4,481.0**	4,077.9
Non-Current Liabilities	Deferred income taxes	**240.4**	274.1
	Other non-current liabilities	**997.7**	850.4
	Total Non-Current Liabilities	**1,238.1**	1,124.5
Shareholders' Equity	Preferred stock, $.0625 par value; authorized 32 million shares; none issued	**—**	—
	Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2005 and 2004	**80.1**	80.1
	Paid-in capital	**565.0**	632.6
	Employee stock loan receivable	**(76.8)**	—
	Retained earnings	**8,836.3**	7,503.3
	Treasury stock at cost, 11,887,953 shares in 2005 and 2,107,263 shares in 2004	**(514.9)**	(76.3)
	Total Shareholders' Equity	**8,889.7**	8,139.7
	Total Liabilities and Shareholders' Equity	**$14,608.8**	$13,342.1

The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows

Walgreen Co. and Subsidiaries for the Years Ended August 31, 2005, 2004 and 2003 *(In Millions)*

		2005	2004	2003
Cash Flows from Operating Activities	Net earnings	**$ 1,559.5**	$ 1,349.8	$ 1,165.1
	Adjustments to reconcile net earnings to net cash provided by operating activities –			
	Depreciation and amortization	**482.1**	403.1	346.1
	Deferred income taxes	**(70.8)**	66.0	52.5
	Income tax savings from employee stock plans	**33.9**	50.3	24.4
	Other	**74.5**	38.8	44.8
	Changes in operating assets and liabilities –			
	Inventories	**(854.0)**	(536.0)	(557.5)
	Trade accounts payable	**276.7**	233.7	294.7
	Accounts receivable, net	**(224.9)**	(171.6)	(56.7)
	Accrued expenses and other liabilities	**97.8**	207.6	136.0
	Income taxes	**5.0**	(39.9)	4.9
	Other	**(8.6)**	42.2	48.3
	Net cash provided by operating activities	**1,371.2**	1,644.0	1,502.6
Cash Flows from Investing Activities	Purchases of short-term investments – available for sale	**(10,742.0)**	(11,938.2)	(3,291.5)
	Proceeds from sale of short-term investments – available for sale	**11,519.9**	10,695.4	3,292.9
	Additions to property and equipment	**(1,237.5)**	(939.5)	(795.1)
	Disposition of property and equipment	**15.5**	6.2	84.5
	Net proceeds from corporate-owned life insurance	**10.1**	10.2	8.4
	Net cash used for investing activities	**(434.0)**	(2,165.9)	(700.8)
Cash Flows from Financing Activities	Cash dividends paid	**(214.5)**	(176.9)	(152.4)
	Stock purchases	**(781.8)**	(299.2)	(149.2)
	Proceeds from employee stock plans	**177.5**	145.1	82.0
	Other	**14.4**	28.9	(2.5)
	Net cash used for financing activities	**(804.4)**	(302.1)	(222.1)
Changes in Cash and Cash Equivalents	Net increase (decrease) in cash and cash equivalents	**132.8**	(824.0)	579.7
	Cash and cash equivalents at beginning of year	**444.0**	1,268.0	688.3
	Cash and cash equivalents at end of year	**$ 576.8**	$ 444.0	$ 1,268.0

The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Summary of Major Accounting Policies

Description of Business

The company is principally in the retail drugstore business and its operations are within one reportable segment. Stores are located in 45 states and Puerto Rico. At August 31, 2005, there were 4,950 retail drugstores and three mail service facilities. Prescription sales were 63.7% of total sales for fiscal 2005 compared to 63.2% in 2004 and 62.0% in 2003.

Basis of Presentation

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to be consistent with the 2005 presentation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. Included in cash and cash equivalents are credit card and debit card receivables from banks, which settle within two business days, of $55.4 million at August 31, 2005, and $53.3 million at August 31, 2004. The company's cash management policy provides for controlled disbursement. As a result, the company maintains overdraft positions at certain banks. Such overdrafts, which were $339.4 million as of August 31, 2005, and $226.7 million as of August 31, 2004, are included in trade accounts payable in the accompanying consolidated balance sheets.

Short-Term Investments – Available for Sale

The company's short-term investments – available for sale are principally auction rate securities. The company invests in municipal bonds and student obligations and purchases these securities at par. The underlying security is issued as a long-term investment. However, auction rate securities are classified as short-term investments because they typically can be purchased and sold every 7, 28 and 35 days. The trading of auction rate securities takes place through a descending price auction with an interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor. The unrealized gains on these securities at August 31, 2005 and 2004, were not significant.

Financial Instruments

The company had $66.2 million and $77.2 million of outstanding letters of credit at August 31, 2005 and 2004, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $313.8 million and $156.2 million at August 31, 2005 and 2004, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. Letters of credit of $1.7 million and $1.6 million were outstanding at August 31, 2005 and 2004, respectively, to guarantee performance of construction contracts. The company pays a nominal facility fee to the financing bank to keep these letters of credit active. The company also had purchase commitments of approximately $437.6 million and $378.4 million at August 31, 2005 and 2004, respectively, related to the purchase of store locations and distribution centers. There were no investments in derivative financial instruments during fiscal 2005 and 2004.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2005 and 2004, inventories would have been greater by $804.2 million and $736.4 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Included in inventory is product cost and inbound freight. Cost of sales is primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories. In addition to merchandise cost, cost of sales includes warehousing costs, purchasing costs, freight costs and vendor allowances not included as a reduction of advertising expense.

Vendor Allowances

Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs. Prior to the adoption of EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," in January 2003, the entire advertising allowance received was credited to advertising expense and resulted in a reduction of selling, occupancy and administration expense.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12½ to 39 years for land improvements, buildings and building improvements and 5 to 12½ years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of *(In Millions)*:

	2005	2004
Land and land improvements		
Owned stores	**$1,459.4**	$1,215.6
Distribution centers	**81.6**	80.1
Other locations	**59.1**	40.8
Buildings and building improvements		
Owned stores	**1,521.3**	1,322.4
Leased stores (leasehold improvements only)	**500.5**	478.4
Distribution centers	**453.0**	415.6
Other locations	**183.5**	162.8
Equipment		
Stores	**2,853.9**	2,438.1
Distribution centers	**679.8**	623.9
Other locations	**166.0**	150.0
Capitalized system development costs	**143.7**	123.0
Capital lease properties	**48.4**	43.6
	8,150.2	7,094.3
Less: accumulated depreciation and amortization	**1,985.2**	1,647.9
	$6,165.0	$5,446.4

The company capitalizes application stage development costs for significant internally developed software projects, including "SIMS Plus," a strategic inventory management system, and "Basic Department Management," a marketing system. These costs are amortized over a five-year period. Amortization was $20.4 million in 2005, $19.0 million in 2004 and $19.4 million in 2003. Unamortized costs as of August 31, 2005 and 2004, were $90.1 million and $76.6 million, respectively.

Revenue Recognition

For all sales other than third party pharmacy sales, the company recognizes revenue at the time of the sale. For third party sales, revenue is recognized at the time the prescription is filled, adjusted by an estimate for those that have not yet been claimed by customers at the end of the period. Customer returns are immaterial.

Impaired Assets and Liabilities for Store Closings

The company tests long-lived assets for impairment whenever events or circumstances indicate. Store locations that have been open at least five years are periodically reviewed for impairment indicators. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Included in selling, occupancy and administration expense were impairment charges of $14.5 million in 2005, $9.2 million in 2004 and $19.5 million in 2003.

The company also provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.

Insurance

The company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the company's policy to retain a significant portion of certain losses related to workers' compensation, property losses, business interruptions relating from such losses and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company's estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Advertising Costs

Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, occupancy and administration expense, were $260.3 million in 2005, $230.9 million in 2004 and $174.0 million in 2003. Included in net advertising expenses were vendor advertising allowances of $180.2 million in 2005, $163.6 million in 2004 and $184.3 million in 2003. In fiscal 2003 the company adopted EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," which shifted a portion of vendor allowances from advertising expense to cost of sales. The fiscal 2003 impact resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

Stock-Based Compensation Plans

As permitted under SFAS No.123, the company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Under APB Opinion No. 25, compensation expense is recognized for stock option grants if the exercise price is below the fair value of the underlying stock at the measurement date.

The company complies with the disclosure provisions of SFAS No. 123, which requires presentation of pro forma information applying the fair value based method of accounting. Had compensation costs been determined consistent with the fair value based method of SFAS No. 123 for options granted in fiscal 2005, 2004 and 2003, pro forma net earnings and net earnings per common share would have been as follows *(In Millions, except per share data)*:

		2005	2004	2003
Net earnings		**$1,559.5**	$1,349.8	$1,165.1
Add:	Stock-based employee compensation expenses included in reported net income, net of related tax effects	**.2**	.4	.7
Deduct:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(72.5)**	(44.1)	(57.0)
Pro forma net income		**$1,487.2**	$1,306.1	$1,108.8
Earnings per share:				
Basic – as reported		**$ 1.53**	$ 1.32	$ 1.14
Basic – pro forma		**1.46**	1.27	1.08
Diluted – as reported		**1.52**	1.31	1.13
Diluted – pro forma		**1.45**	1.27	1.07

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Earnings Per Share

In fiscal years 2004 and 2003, the diluted earnings per share calculation excluded stock options with an exercise price greater than the average market price of the common shares for the year. If such options were included, anti-dilution would have resulted. At August 31, 2004, and August 31, 2003, outstanding options to purchase 2,902,996 and 10,716,109 common shares granted at a price ranging from $35.67 to $45.625 and $30.76 to $45.625 per share were excluded from the fiscal year 2004 and 2003 calculations, respectively.

Interest Expense

The company capitalized $4.2 million, $1.1 million and $1.6 million of interest expense as part of significant construction projects during fiscal 2005, 2004 and 2003, respectively. Interest paid, net of amounts capitalized, was $.8 million in 2005, $.2 million in 2004 and $.2 million in 2003.

Hurricane Katrina

In August of fiscal 2005, Hurricane Katrina forced the closing of 74 stores in the Gulf Coast states. As a result, the company provided for $54.7 million of pre-tax expenses. Included in these expenses were an estimated $32.8 million of inventory losses, an estimated $14.8 million of present value lease obligations for temporary, as well as permanent, store closings and an estimated $5.2 million of equipment losses.

Leases

Although 17.7% of locations are owned, the remainder are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses. The commencement date of all lease terms is the earlier of the date the company becomes legally obligated to make rent payments or the date the company has the right to control the property. Additionally, the company recognizes rent expense on a straight-line basis over a time period that equals or exceeds the time period used for depreciation of buildings on leased land. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2005, under all leases having an initial or remaining non-cancelable term of more than one year are shown below *(In Millions)*:

2006	$ 1,390.4
2007	1,435.6
2008	1,396.3
2009	1,370.3
2010	1,346.9
Later	17,173.0
Total minimum lease payments	$24,112.5

The above minimum lease payments include minimum rental commitments related to capital leases of $74.3 million at August 31, 2005. This capital lease amount includes $34.6 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $49.5 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 24 assigned leases. The maximum potential of undiscounted future payments is $6.5 million as of August 31, 2005. Lease option dates vary with some extending to 2013. Approximately half of the assignments were a result of the sale of the "Wag's" restaurants in August 1988.

Rental expense was as follows *(In Millions)*:

	2005	2004	2003
Minimum rentals	**$1,300.7**	$1,152.1	$1,017.4
Contingent rentals	**18.7**	20.3	22.1
Less: Sublease rental income	**(12.5)**	(11.9)	(12.1)
	$1,306.9	$1,160.5	$1,027.4

Goodwill and Other Intangible Assets

The carrying amount and accumulated amortization of intangible assets consists of the following *(In Millions)*:

	2005	2004
Purchased prescription files	**$ 86.9**	$64.8
Other amortizable intangible assets	**21.7**	18.9
Nonamortizable intangible assets – goodwill	**10.3**	10.3
Gross carrying amount	**118.9**	94.0
Accumulated amortization – prescription files	**(25.6)**	(12.4)
Accumulated amortization – other	**(9.3)**	(8.0)
Total accumulated amortization	**(34.9)**	(20.4)
Total intangible assets, net	**$ 84.0**	$ 73.6

Goodwill is evaluated annually for impairment. No impairment loss has occurred for fiscal 2005 or fiscal 2004.

Amortization expense for intangible assets was $18.5 million in fiscal 2005, $8.8 million in fiscal 2004 and $6.3 million in fiscal 2003. The weighted-average amortization period for purchased prescription files was five years for fiscal 2005 and fiscal 2004. The weighted-average amortization periods for other intangible assets were 11 years for fiscal 2005 and 13 years for fiscal 2004.

Expected amortization expense for intangible assets recorded at August 31, 2005, is as follows *(In Millions)*:

2006	2007	2008	2009	2010
$20.5	$18.7	$16.0	$12.3	$3.2

Income Taxes

The provision for income taxes consists of the following *(In Millions)*:

	2005	2004	2003
Current provision –			
Federal	**$841.4**	$632.5	$574.0
State	**125.5**	111.4	80.1
	966.9	743.9	654.1
Deferred provision –			
Federal	**(57.8)**	65.3	42.5
State	**(13.0)**	.7	10.0
	(70.8)	66.0	52.5
	$896.1	$809.9	$706.6

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following *(In Millions)*:

	2005	2004
Deferred tax assets –		
Employee benefit plans	**$263.5**	$212.0
Accrued rent	**118.5**	106.0
Insurance	**157.5**	136.0
Inventory	**40.8**	39.6
Bad debt	**14.3**	15.4
Other	**61.4**	29.4
	656.0	538.4
Deferred tax liabilities –		
Accelerated depreciation	**663.4**	621.5
Inventory	**112.8**	115.1
Other	**25.9**	18.6
	802.1	755.2
Net deferred tax liabilities	**$146.1**	$216.8

Income taxes paid were $928.2 million, $734.1 million and $625.2 million during the fiscal years ended August 31, 2005, 2004 and 2003, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company had no short-term borrowings in fiscal 2005 or 2004. At August 31, 2005, the company had a syndicated bank line of credit facility of $200 million to support the company's short-term commercial paper program. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active.

Contingencies

The company is involved in various legal proceedings incidental to the normal course of business. Company management is of the opinion, based upon the advice of General Counsel, that although the outcome of such litigation cannot be forecast with certainty, the final disposition should not have a material adverse effect on the company's consolidated financial position or results of operations.

Capital Stock

The company's common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one one-hundredth of a share of a new series of Preferred Stock, at a price of $37.50 per Right. In the event an entity acquires or attempts to acquire 15% of the then outstanding shares, each Right, except those of an acquiring entity, would entitle the holder to purchase a number of shares of common stock pursuant to a formula contained in the Agreement. These non-voting Rights will expire on August 21, 2006, but may be redeemed at a price of $.0025 per Right at any time prior to a public announcement that the above event has occurred.

On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which is expected to be executed over four years. During fiscal 2005, the company purchased $345.1 million of shares related to the stock repurchase program, which compares to $21.9 million of shares purchased in fiscal 2004. An additional $436.7 million of shares were purchased to support the long-term needs of the employee stock plans, which compares to $277.3 million in fiscal 2004.

At August 31, 2005, 96,936,238 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans. Preferred stock of 10,135,120 shares has been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a ten-year period to eligible non-executive employees upon the purchase of company shares, subject to certain restrictions. Employees may purchase the company shares through cash purchases or loans. For options granted prior to October 1, 2005, the option price could not be more than 15% lower than the fair market value at the date of grant. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock. At August 31, 2005, there were 32,296,440 shares available for future grants. The options granted during fiscal 2005, 2004 and 2003 have a two-year vesting period. Compensation expense related to the plan was $.3 million in fiscal 2005, $.6 million in fiscal 2004 and $1.2 million in fiscal 2003.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock. As of August 31, 2005, 20,456,653 shares were available for future grants. The options granted during fiscal 2005, 2004 and 2003 have a three-year vesting period. Compensation expense related to the plan was less than $1 million in fiscal 2005, fiscal 2004 and fiscal 2003.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the company's 4,000th store, were granted a stock option to purchase 100 shares. Options may be granted for an aggregate of 15,000,000 shares of common stock until all options have either been exercised or have expired. The options have a three-year vesting period. At August 31, 2005, 6,234,000 shares were available for future grants.

The Walgreen Co. Option 3000 Plan offered a stock option award to all non-executive employees who were employed on May 11, 2000. Each eligible employee, in conjunction with opening the company's 3,000th store, received a stock option award to purchase from 75 to 500 shares, based on years of service. The option award, issued at fair market value on May 11, 2000, was authorized to grant an aggregate of 15,500,000 shares of common stock. The options vested and became exercisable on May 11, 2003, and any unexercised options will expire on May 10, 2010, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares, which all participants have the right to purchase under this Plan, is 74,000,000. At August 31, 2005, 8,216,538 shares were available for future purchase.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of shares of common stock and cash to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Shares may be granted for an aggregate of 32,000,000 shares of common stock. At August 31, 2005, 23,072,895 shares were available for future grants. The number of shares granted was 134,768 in 2005, 116,898 in 2004 and 79,869 in 2003. Compensation expense related to the Plan was $11.1 million in fiscal 2005, $8.1 million in fiscal 2004 and $5.5 million in fiscal 2003.

The Walgreen Co. Nonemployee Director Stock Plan provides that each Nonemployee Director receives an equity grant of shares each year on November 1. The number of shares granted shall be determined by dividing $80,000 by the price of a share of common stock on November 1. During the term of the Plan, each Nonemployee Director will also receive fifty percent of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units. In addition, a Nonemployee Director may elect to receive all or a portion of the cash component of his or her quarterly retainer and meeting fees in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each Nonemployee Director received a grant of 2,211 shares in 2005, 2,298 shares in 2004 and 2,361 shares in 2003.

A summary of information relative to the company's stock option plans follows:

	Options Outstanding		Options Exercisable	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
August 31, 2002	34,301,035	$22.35	13,786,657	$ 9.71
Granted	17,701,356	28.86		
Exercised	(2,747,055)	8.79		
Canceled/Forfeited	(2,924,991)	28.95		
August 31, 2003	46,330,345	25.23	26,306,122	21.57
Granted	2,953,230	32.33		
Exercised	(5,867,982)	12.81		
Canceled/Forfeited	(3,269,011)	28.54		
August 31, 2004	40,146,582	27.29	22,103,057	24.84
Granted	**9,035,094**	**36.07**		
Exercised	**(4,215,576)**	**21.85**		
Canceled/Forfeited	**(2,060,445)**	**29.36**		
August 31, 2005	**42,905,655**	**$29.58**	**19,896,830**	**$26.44**

The following table summarizes information concerning options outstanding and exercisable as of August 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 8/31/05	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 8/31/05	Weighted-Average Exercise Price
$ 5 to 24	7,065,945	2.33 yrs.	$15.23	7,065,945	$15.23
25 to 30	14,610,110	6.40	28.32	5,782,919	29.17
31 to 35	15,675,716	7.66	34.36	4,415,903	33.45
36 to 46	5,553,884	7.20	37.63	2,632,063	38.80
$ 5 to 46	42,905,655	6.30 yrs.	$29.58	19,896,830	$26.44

The weighted-average fair value and exercise price of options granted for fiscal 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Granted at market price –			
Weighted-average fair value	**$13.47**	$12.17	$10.36
Weighted-average exercise price	**36.45**	32.33	28.80
Granted below market price –			
Weighted-average fair value	**12.78**	14.03	13.37
Weighted-average exercise price	**35.89**	32.14	31.48

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 2005, 2004 and 2003:

	2005	2004	2003
Risk-free interest rate	**3.80%**	4.07%	3.36%
Average life of option (years)	**7.2**	7.0	7.0
Volatility	**28.14%**	28.56%	28.04%
Dividend yield	**.58%**	.38%	.29%

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $218.5 million in 2005, $193.6 million in 2004 and $168.0 million in 2003. The company's contributions were $262.3 million for 2005, $161.5 million for 2004 and $138.3 million for 2003.

The company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. This year the company announced a change to the retiree medical and prescription drug plans, which impacts the company's benefit obligation. For a select group of eligible employees, the company will contribute a flat dollar contribution towards retiree medical and prescription drug coverage based on years of service. This flat dollar contribution will be indexed on an annual basis. The costs of these benefits are accrued over the period earned. The company's postretirement health benefit plans are not funded.

Components of net periodic benefit costs *(In Millions)*:

	2005	2004	2003
Service cost	**$22.0**	$19.3	$10.2
Interest cost	**23.6**	22.5	15.7
Amortization of actuarial loss	**10.6**	9.9	4.9
Amortization of prior service cost	**(3.6)**	(.4)	(.4)
Transition obligation	**4.9**	—	—
Total postretirement benefit cost	**$57.5**	$51.3	$30.4

Change in benefit obligation *(In Millions)*:

	2005	2004
Benefit obligation at September 1	**$392.5**	$349.6
Service cost	**22.0**	19.3
Interest cost	**23.6**	22.5
Amendments	**(36.7)**	(26.3)
Actuarial loss (gain)	**(6.6)**	33.0
Benefit payments	**(8.7)**	(7.1)
Participants contributions	**.8**	1.5
Transition obligation	**4.9**	—
Benefit obligation at August 31	**$391.8**	$392.5

Change in plan assets *(In Millions)*:

	2005	2004
Plan assets at fair value at September 1	**$ —**	$ —
Plan participants contributions	**.8**	1.5
Employer contributions	**7.9**	5.6
Benefits paid	**(8.7)**	(7.1)
Plan assets at fair value at August 31	**$ —**	$ —

Funded status *(In Millions)*:

	2005	2004
Funded status	**$(391.8)**	$(392.5)
Unrecognized actuarial loss	**203.0**	220.1
Unrecognized prior service cost	**(65.2)**	(32.1)
Accrued benefit cost at August 31	**$(254.0)**	$(204.5)

The measurement date used to determine the postretirement benefits is as of the fiscal year ending August 31. The discount rate assumption used to compute the postretirement benefit obligation at year-end was 5.5% for 2005 and 6.5% for 2004. The discount rate assumption used to determine net periodic benefit cost was 5.5% for 2005, 6.5% for 2004 and 7.0% for 2003.

Future benefit costs were estimated assuming medical costs would increase at a 10.0% annual rate gradually decreasing to 5.25% over the next five years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects *(In Millions)*:

	1% Increase	1% Decrease
Effect on service and interest cost	$13.3	$ (6.9)
Effect on postretirement obligation	27.8	(24.6)

(In Millions)	Estimated Future Benefit Payments	Estimated Federal Subsidy
2006	$ 6.9	$ .5
2007	8.3	1.0
2008	9.2	1.1
2009	10.6	1.3
2010	12.4	1.5
2011-2015	86.3	11.4

The expected contribution to be paid during fiscal year 2006 is $6.4 million.

The company's accumulated postretirement benefit obligation (APBO) and net periodic benefit costs include the effect of the federal subsidy provided by the Medicare Prescription Drug Improvement and Modernization Act of 2003. The APBO and net periodic benefit costs have decreased by approximately $115.4 million and $6.5 million, respectively.

Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities *(In Millions)*:

	2005	2004
Accounts receivable –		
Accounts receivable	**$1,441.6**	$1,197.4
Allowance for doubtful accounts	**(45.3)**	(28.3)
	$1,396.3	$1,169.1
Accrued expenses and other liabilities –		
Accrued salaries	**$ 516.6**	$ 465.3
Taxes other than income taxes	**261.7**	222.9
Profit sharing	**143.4**	194.0
Other	**570.2**	488.3
	$1,491.9	$1,370.5

Summary of Quarterly Results *(Unaudited)*

(Dollars in Millions, except per share data)		Quarter Ended				
		November	February	May	August	Fiscal Year
Fiscal 2005	Net sales	**$ 9,889.1**	**$10,987.0**	**$10,830.6**	**$10,494.9**	**$42,201.6**
	Gross profit	**2,707.9**	**3,130.6**	**3,016.2**	**2,933.1**	**11,787.8**
	Net earnings	**328.6**	**490.9**	**411.0**	**329.0**	**1,559.5**
	Per Common Share – Basic	**$ .32**	**$ .48**	**$ .41**	**$ .32**	**$ 1.53**
	– Diluted	**.32**	**.48**	**.40**	**.32**	**1.52**
Fiscal 2004	Net sales	$ 8,720.8	$ 9,782.2	$ 9,578.5	$ 9,426.7	$37,508.2
	Gross profit	2,300.1	2,705.6	2,577.8	2,614.3	10,197.8
	Net earnings	251.5	431.6	342.3	324.4	1,349.8
	Per Common Share – Basic	$ .25	$ .42	$ .33	$ .32	$ 1.32
	– Diluted	.24	.42	.33	.32	1.31

COMMENTS ON QUARTERLY RESULTS: In further explanation of and supplemental to the quarterly results, the 2005 fourth quarter LIFO adjustment was a credit of $2.0 million compared to a 2004 credit of $48.5 million. If the 2005 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2005, earnings per share would have increased in the second quarter by $.01 and decreased in the fourth quarter by $.01. Similar adjustments in 2004 would have increased earnings per share in the first, second and third quarters by $.01 per quarter and decreased earnings per share in the fourth quarter by $.03.

The quarter ended August 31, 2005, includes $54.7 million ($.033 per share, diluted) of pre-tax expenses related to Hurricane Katrina.

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2005 and 2004.

		Quarter Ended				
		November	February	May	August	Fiscal Year
Fiscal 2005	High	**$ 39.51**	**$ 44.19**	**$ 46.75**	**$ 49.01**	**$ 49.01**
	Low	**35.05**	**38.11**	**41.51**	**44.00**	**35.05**
Fiscal 2004	High	$ 37.00	$ 37.42	$ 35.80	$ 37.82	$ 37.82
	Low	30.18	33.63	32.00	34.27	30.18

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of August 31, 2005, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report which is included herein.



David W. Bernauer
Chairman of the Board
and Chief Executive Officer



William M. Rudolphsen
Senior Vice President
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the "Company") as of August 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of August 31, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 21, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



DELOITTE & TOUCHE LLP
Chicago, Illinois
October 21, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:
We have audited management's assessment, included in the accompanying Management's Report on Internal Control, that Walgreen Co. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of August 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of August 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 31, 2005 of the Company and our report dated October 21, 2005 expressed an unqualified opinion on those financial statements.



DELOITTE & TOUCHE LLP
Chicago, Illinois
October 21, 2005

Board of Directors

As of November 14, 2005

Directors

David W. Bernauer
Chairman and Chief Executive Officer
Elected 1999

Jeffrey A. Rein
President and Chief Operating Officer
Elected 2003

William C. Foote
Chairman of the Board,
Chief Executive Officer and President
USG Corporation
Elected 1997 *(1) (4*)*

James J. Howard
Chairman Emeritus
Xcel Energy, Inc.
Elected 1986 *(2) (4)*

Alan G. McNally
Chairman
Harris Financial Corporation
Elected 1999 *(3) (4)*

Cordell Reed
Former Senior Vice President
Commonwealth Edison Co.
Elected 1994 *(2*) (3)*

David Y. Schwartz
Former Partner
Arthur Andersen LLP
Elected 2000 *(1) (3*)*

John B. Schwemm
Former Chairman and
Chief Executive Officer
R.R. Donnelley & Sons Co.
Elected 1985 *(1*) (2) (4)*

James A. Skinner
Vice Chairman and
Chief Executive Officer
McDonald's Corporation
Elected 2005

Marilou M. von Ferstel
Former Executive Vice President
and General Manager
Ogilvy Adams & Rinehart
Elected 1987 *(1) (4)*

Charles R. Walgreen III
Chairman Emeritus
Elected 1963 *(3)*

(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Nominating and Governance Committee
** Committee Chair*

Officers

As of November 14, 2005

Corporate Officers

Chairman
David W. Bernauer
Chief Executive Officer

President
Jeffrey A. Rein
Chief Operating Officer

Executive Vice Presidents
Jerome B. Karlin
Store Operations

Trent E. Taylor
Chief Information Officer

Gregory D. Wasson
President
Walgreens Health Services

Senior Vice Presidents
R. Bruce Bryant
Western Store Operations

George C. Eilers
Southern Store Operations

John W. Gleeson
Corporate Strategy
and Treasurer

Dana I. Green
General Counsel and
Corporate Secretary

J. Randolph Lewis
Distribution & Logistics

Barry L. Markl
Midwest Store Operations

George J. Riedl
Marketing

William M. Rudolphsen
Chief Financial Officer

William A. Shiel
Facilities Development

Mark A. Wagner
Eastern Store Operations

Vice Presidents
Kermit R. Crawford
Executive Vice President
PBM Services

Robert M. Kral
Purchasing

Kenneth R. Weigand
Human Resources

Operational Vice Presidents

Store Operations

C. Mark Ashworth

Paul T. Bonk

Kenneth B. Corin

Lisa D. Ehlers

George C. Eilers Jr.

Debra M. Ferguson

John J. Foley

David L. Gloudemans

John W. Grant

W. Thomas Grayson

Frank C. Grilli

William M. Handal

Patrick E. Hanifen

William J. Hose

Marlin W. Hutchens

David R. Lovejoy

Nivia L. Santiago

John W. Spina

Roberto M. Valencia

Kevin P. Walgreen

Stewart B. Wasson

Christine D. Whelan

Barry W. Zins

Pharmacy Services
Donald C. Huonker

Walgreens Health Services
Michael D. Tovian
Managed Care Sales

Controller
Mia M. Scholz
Chief Accounting Officer

General Auditor
Chester G. Young

For Our Shareholders

Corporate Headquarters

Walgreen Co.
200 Wilmot Road
Deerfield, Illinois 60015
(847) 914-2500

Stock Market Listings

New York Stock Exchange
NASDAQ
Chicago Stock Exchange
Symbol: WAG

Investor Contacts

Rick J. Hans (847) 914-2385
John W. Gleeson (847) 914-3008

Annual Shareholders' Meeting

You are cordially invited to attend the meeting to be held Wednesday, January 11, 2006, at 2 p.m. CST, in the Grand Ballroom, Navy Pier, Chicago, Illinois. Formal notice of the meeting, with proxy card and proxy statement, was mailed to all shareholders of record as of November 14, 2005.

Investor Information

Investor information is available at http://investor.walgreens.com. This includes corporate governance guidelines, charters of all committees of the Board of Directors, quarterly reports, press releases, the company's Code of Ethics for Financial Executives and Ethics Policy Statement and the 2005 10-K Annual Report filed with the Securities and Exchange Commission. These and other financial reports may also be obtained without charge upon request to:

Shareholder Relations
Walgreen Co. – Mail Stop #2261
200 Wilmot Road
Deerfield, Illinois 60015
(847) 914-2972
http://investor.walgreens.com/docreq.cfm

Walgreens has provided certifications by the Chief Executive Officer and Chief Financial Officer regarding the quality of the company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, in Exhibit 31 to its Annual Report on Form 10-K. Our Chief Executive Officer made an unqualified certification to the New York Stock Exchange ("the NYSE") with respect to our compliance with NYSE corporate governance listing standards in January 2005.

Electronic Reports

To receive proxy statements, annual reports and related materials electronically, please refer to the proxy mailed to shareholders with this annual report. After January 11, 2006, call (847) 914-2636 or go to http://investor.walgreens.com/docreq.cfm to request electronic delivery.

Quarterly Reporting Dates

Quarterly earnings release dates for 2006 are January 3, March 27, June 26 and September 25. Results are released to the press and posted on the Walgreen website at http://investor.walgreens.com.

Dividend Payment Dates

Walgreens pays dividends in March, June, September and December. Checks are customarily mailed on the 12th of each of these months.

Transfer Agent and Registrar

For assistance on matters such as lost shares or name changes on shares, please contact:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
www.computershare.com
web.queries@computershare.com
(888) 368-7346

Direct Stock Purchase Plan

Computershare Investor Services sponsors and administers a direct stock purchase plan as a convenient method of acquiring Walgreen stock by cash payments, reinvestment of dividends or both. For an information booklet and enrollment form, please call (888) 368-7346. General inquiries to Computershare Investor Services regarding your Walgreen stock should also be directed to (888) 368-7346.

We're building market share by building stores

4,953* stores in 45 states and Puerto Rico…
on target for 7,000 stores by 2010

	2005	2004
Alabama	**46**	39
Arizona	**215**	209
Arkansas	**28**	25
California	**408**	381
Colorado	**101**	88
Connecticut	**52**	46
Florida	**653**	630
Georgia	**96**	83
Idaho	**17**	16
Illinois	**486**	471
Indiana	**152**	143
Iowa	**54**	52

	2005	2004
Kansas	**47**	44
Kentucky	**59**	54
Louisiana	**102**	91
Maryland	**18**	16
Massachusetts	**106**	99
Michigan	**165**	143
Minnesota	**98**	91
Mississippi	**37**	33
Missouri	**144**	133
Montana	**2**	—
Nebraska	**43**	42
Nevada	**55**	51

	2005	2004
New Hampshire	**11**	10
New Jersey	**82**	75
New Mexico	**50**	49
New York	**69**	64
North Carolina	**75**	53
North Dakota	**1**	1
Ohio	**173**	157
Oklahoma	**68**	64
Oregon	**37**	36
Pennsylvania	**43**	34
Rhode Island	**16**	15
South Carolina	**42**	31

	2005	2004
South Dakota	**6**	5
Tennessee	**181**	164
Texas	**511**	471
Utah	**24**	15
Vermont	**2**	1
Virginia	**54**	47
Washington	**90**	88
Wisconsin	**166**	157
Wyoming	**5**	4
Puerto Rico	**63**	61
Total	**4,953***	4,582

* *Includes three mail service facilities at August 31, 2005 and 2004, and stores closed as of August 31, 2005, due to Hurricane Katrina.*



Walgreen Co.
200 Wilmot Road • Deerfield, Illinois 60015
Walgreens.com • WalgreensEspañol.com